Mail Stop 6010	December 23, 2005

Dr. Ramesh Zacharias
Chief Executive Officer
Med-Emerg International Inc.
6711 Mississauga Road, Suite 404
Mississauga, Ontario L5N 2W3 Canada

Re:  	Med-Emerg International Inc.
	Post Effective Amendment No. 1 to Registration Statement on
Form
SB-2,
      filed December 15, 2005
File No. 333-97441

Dear Dr. Zacharias:

      We have limited our review of the above referenced registration statement to the signatures required by Form SB-2 and the review of your Form 10-K by our accounting staff. In that respect, we have the following comments:

1. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form SB-2. If William J Danis, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

2. Your Form 10-K for the period ended December 31, 2004 is currently under review by our accounting staff. Please be advised that we will not be able to grant effectiveness on your registration statement until any and all issues on the Form 10-K are fully resolved.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to Sonia Barros at (202) 551-
3655.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	Arthur Marcus, Esq.
Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, N.Y. 10022
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Dr. Ramesh Zacharias
December 23, 2005
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